FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, Merger of Konami and Konami Marketing Japan, and Foundation of a new Subsidiary for Distribution and Services, which was filed with the Tokyo Stock Exchange on July 28, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: July 28, 2005	By:	/s/ NORIAKI YAMAGUCHI
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

FOR IMMEDIATE RELEASE

July 28, 2005

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Noriaki Yamaguchi

Executive Vice President and Chief Financial Officer

Tel: +81-3-5220-0573

Announcement:

Merger of Konami and Konami Marketing Japan, and Establishment of a new Subsidiary for Distribution and Services

Konami Corporation (“Konami”) hereby announces today that, pursuant to resolutions of meetings of the respective Boards of Directors of Konami and Konami Marketing Japan, Inc., (“KMJ”), a wholly owned consolidated subsidiary of Konami, held on July 28, 2005, KMJ will merge with and into Konami, effective on October 1, 2005.

Prior to the merger with Konami, KMJ will divide its distribution and customer-service departments and establish a new consolidated subsidiary.

1. Objective of Merger

KMJ has operated the sales and distribution functions for Konami’s video game soft-ware, toys, card games, and amusement facilities businesses including sales promotions, distribution and customer services. KMJ will divide its distribution and customer-service departments and establish “Konami Logistics and Service, Inc.” effective October 1, 2005. On the same date, the sales and promotion department will merge into Konami as the “Marketing Department”. Konami will take over and cover KMJ’s sales and promotion operations, in addition to the planning and production functions for Konami’s digital entertainment business. We believe that integrating KMJ’s businesses into Konami will enable us to operate the business more effectively and strategically.

2. Outline of Merger

(1) Schedule of Merger

Board approval for the merger agreement:	July 28, 2005

Signing of merger agreement:	July 28, 2005

Effective date of merger:	October 1, 2005

(2) Method of Merger

Konami will be the surviving entity and KMJ will subsequently be dissolved. This merger will take place without the approval of a meeting of Konami’s shareholders in accordance with Article 413-3-1 of the Japanese Commercial Code. In addition, KMJ will divide its distribution and customer-service departments, and establish a new consolidated subsidiary without the approval of a meeting of KMJ’s shareholders in accordance with Article 374-6-1 of the Japanese Commercial Code.

(3) Merger Ratio

Company	Konami	KMJ
Merger Ratio	1	1

Konami owns 100% of the shares of KMJ. Therefore, Konami will not issue new stock on increase its capital in connection with the merger.

(4) Cash Paid for the Merger

Cash will not be paid for the merger.

3. Outline of Merging Companies

Registered name	Konami	KMJ
Main Business	Production, manufacture and sales for consumer game software, contents for amusement facility and toys	Sales and promotion activities of game software, character goods and amusement machines for whole sale

Date of incorporation	March 19, 1973	October 1, 2000

Location of head office	2-4-1 Marunouchi, Chiyoda-ku, Tokyo	6-10-1 Roppongi, Minato-ku, Tokyo

Representative	Kagemasa Kozuki Chairman of the Board and CEO	Hiroshi Akiyama Representative Director and President

Capital	47,398 million yen		1,162 million yen

Total number of shares issued	128,737,566		23,173

Stockholders’ equity (as of March 31, 2005)	111,423 million yen		4,934 million yen

Total assets (as of March 31, 2005)	187,798 million yen		13,857 million yen

Financial year end	March 31		March 31

Number of employees (as of March 31, 2005)	876		304

Major vendors and customers	(Vendors) Sony Computer Entertainment Inc. Nintendo Co., Ltd. (Customers) Konami Marketing Japan, Inc.		(Vendors) Konami (Customers) GEO Corporation Yodobashi Camera Co. LTD,

Major shareholders and shareholding	Kozuki Holdings B.V.	10.50%	Konami	100%
ratios (as of March 31, 2005)	Kozuki Foundation for Sports and Education	10.40%
	Konami	7.18%

	The Master Trust Bank of Japan, Ltd.	7.10%

	Japan Trustee Services Bank, Ltd.	6.38%

	Kozuki Capital Corporation	5.43%

Main Bank	Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Banking Corporation

Relationship between parties	Capital	Konami owns 100% issued share of KMJ.

	Personnel	None

	Transaction	KMJ’s sales and promotion of goods of digital entertainment business to be purchased from Konami.

Financial results for the three years ended March 31,2003, 2004 and 2005.

	(Millions of yen, except per share data)

	Konami
Fiscal year ended	March 31, 2003	March 31, 2004	March 31, 2005
Net revenues	130,186	146,654	134,117
Operating income	11,577	13,303	4,261
Ordinary income	13,068	16,910	13,447
Net income (loss)	(11,284)	10,381	12,794
Net income (loss) per share (yen)	(92.82)	83.71	105.33
Dividend per share (yen)	54.00	54.00	54.00
Stockholders’ equity per share (yen)	872.38	894.08	931.24

	(Millions of yen, except per share data)

	KMJ
Fiscal year ended	March 31, 2003	March 31, 2004	March 31, 2005
Net revenues	84,035	84,653	82,636
Operating income	2,266	2,432	2,871
Ordinary income	2,324	2,503	2,977
Net income	2,129	2,385	3,024
Net income per share (yen)	91,133	62,994	90,453
Dividend per share (yen)	41,300	31,200	142,700
Stockholders’ equity per share (yen)	127,509	153,054	598,016

4. Condition of Serving Entity

Registered Name	Konami Corporation

Main business	Planning, production, sales, promotion, and distribution of video game software, contents for amusement facilities, card games and toys, online games, contents for mobile phones, music and video.

Location of head office	2-4-1 Marunouchi, Chiyoda-ku, Tokyo

Representative	Kagemasa Kozuki

Capital	47,398 million yen

Total assets	Not fixed

Financial year end	March 31

Effects on results of operation

As a result of the merger, our consolidated operating results are expected to improve through more efficient business operations. However, we are not able to forecast the effect the merger will have on our consolidated operating results

5. Outline of new consolidated subsidiary

(1)	Registered name	Konami Logistics & Service, Inc

(2)	Main business	Repair, customer-service, set-up and delivery of amusement related equipment and health related equipment.

(3)	Date of incorporation	October 1, 2005

(4)	Location of head office	5-1-1 Higashihara, Zama city, Kanagawa

(5)	Representative	Tetsuya Yamamoto

(6)	Capital	100 million yen

(7)	Financial year end	March 31

(8)	Number of employees	112 (uncertain)

(9)	Major shareholders and shareholding ratios	Konami 100%

(10)	Relationship with Konami	Subsidiary

This press release contains forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from and be worse than those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated estimates or other information expressed in or underlying these forward-looking statements will turn out to be correct. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.